Filed by Investindustrial Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Ermenegildo Zegna Holditalia S.p.A

Form F-4 File No.: 333-259139

STRONG SALES AND PROFITABILITY PERFORMANCE IN THE FIRST HALF OF 2021

REVENUES UP 50% YOY AT EUR 603 MILLION IN THE FIRST HALF OF 2021

PROFIT FOR THE PERIOD OF EUR 32 MILLION AND ADJUSTED EBIT EUR 67 MILLION

PROGRESS CONTINUING

The Board of Directors of Ermenegildo Zegna Holditalia S.p.A. (the “Company” or, together with its consolidated subsidiaries, as the context may require, “Zegna”, “Zegna Group” or the “Group”) has approved the Company’s Unaudited Interim Condensed Consolidated Financial Statements for the six-month period ended June 30, 2021.1

•

Revenues of EUR 603.3 million, an increase of 49.9% compared to the first half of 2020. Currency impact was slightly negative. Broad based strength by region with a particular acceleration in Greater China Region

•	Zegna Segment: Revenue EUR 465.9 million[2], an increase of 36.1% compared to EUR 342.3 million in the first half of 2020

•	Thom Browne Segment: Revenue EUR 142.6 million[3] more than doubled compared to EUR 63.2 million in the first half of 2020

•	Profit/Loss for the period of EUR 32.2 million, which compares to a EUR 87.8 million loss for the period in the first half of 2020

•	Profit/Loss for the period attributable to Shareholders of the Parent Company of EUR 28.2 million, which compares to a EUR 86.7 million loss for the period in the first half of 2020

•	Adjusted EBIT of EUR 66.8 million, or 11.1% as a percentage of revenues, compared to a loss of EUR 52.0 million in the first half of 2020

•	Net Financial Indebtedness of EUR 73.3 million at June 30, 2021 which compares to EUR 6.7 million at December 31, 2020

Ermenegildo Zegna, CEO of Ermenegildo Zegna Group, commented: “In the last 18 months we have lived through an unprecedented situation. I am grateful and proud of the resiliency, adaptability and motivation that the Zegna Group and all of our people have demonstrated, embracing challenges and turning them into opportunities. Our enhanced focus on our legacy brand, the strengthening of our luxury textile platform and the dynamic pace of Thom Browne have supported a strong recovery during the first half of this year which has accelerated over the summer. While the public health situation remains uncertain globally, we are ready to face the coming months with enthusiasm, focusing on the implementation of the Zegna ONE BRAND strategy. We will continue to invest in creativity, innovation, talent, and technology in order to sustain the Zegna Group’s leadership position in the global luxury market.”

***

[1]	Throughout this press release, figures are rounded to the first decimal place
[2]	Before inter-segment elimination of EUR 4.8 million in the first half of 2021 and EUR 2.9 million in the first half of 2020
[3]	Before inter-segment elimination of EUR 0.3 million in the first half of 2021 and EUR 0.2 million in the first half of 2020

REVENUES

In the first six months of 2021 Zegna reported revenues of EUR 603.3 million, up 49.9% compared to EUR 402.4 million recorded in the same period in 2020. Foreign currency exchange impact was slightly negative in the period. Revenue growth accelerated in the second quarter compared to the first quarter.

The increase in revenues reflects a recovery in the first half of 2021 from the adverse impacts of COVID-19 on Zegna’s business, which were experienced primarily in the first six months of 2020, and has been achieved despite the continued existence, in some countries, of lockdowns, bans and restriction on international traffic.

REVENUES BY GEOGRAPHIC AREA

The following table provides a breakdown of revenues by geographic area for the periods indicated:

	For the six months ended June 30,
(Euro thousands)	2021	2020
EMEA (1)	182,531	132,368
of which Italy	84,682	51,272
North America (2)	70,701	55,742
of which United States	65,074	50,483
Latin America (3)	7,118	3,598
APAC (4)	340,875	208,891
of which Greater China Region	288,571	159,357
of which Japan	24,501	26,950
Other (5)	2,115	1,787

Total revenues	603,340	402,386

(1)

EMEA includes EU countries, the United Kingdom, Switzerland, the countries of the Balkan Peninsula, Eastern Europe countries and Scandinavian countries not belonging to the EU, Russia, former Soviet Republics, Turkey, Middle Eastern countries and Africa.

(2)	North America includes the United States of America and Canada.
(3)	Latin America includes Mexico, Brazil and other Central and South American countries.
(4)	APAC includes the Greater China Region, Japan, South Korea, Thailand, Malaysia, Vietnam, Indonesia, Philippines, Australia, New Zealand, India and other Southeast Asian countries.
(5)	Other revenues mainly include royalties and certain sales of old season products.

In the APAC region, Zegna’s largest market, revenues grew by 63.2% compared to the first half of 2020. Growth was led by Greater China Region, up 81.1% compared to the first half of 2020, thanks to the Group’s strong positioning in the area coupled with demand repatriation. Other markets in the region were impacted by lower tourism and COVID-19 restrictions, including Japan where sales declined by 9.1%.

In the EMEA region, which continued to be affected by lock-downs resulting in the temporary closure of stores and by limited tourists’ flows in the first half of 2021, Zegna recorded an increase in revenues of 37.9% compared to the same period in 2020 as domestic clients traffic resumed especially in the second quarter thanks to the loosening of COVID-19-related restrictions. In particular Italy outperformed the regional average with a growth of 65.2% year over year.

North America recorded a revenue increase of 26.8% in the first half of 2021 compared to the same period of the previous year with an acceleration in the second quarter. Performance was driven by the United States which grew by 28.9% in the six months, compared to the same period in 2020. Latin America sales almost doubled in the first half of 2021 compared to the same period in 2020.

Adjusted EBIT

Adjusted EBIT was positive for EUR 66.8 million in the first half of 2021, compared to negative EUR 52.0 million in the first half of 2020. For additional information regarding Adjusted EBIT, which is a non-IFRS measure, including a reconciliation of Adjusted EBIT to profit/(loss) for the period, see “Non-IFRS Financial Measures” on page 4.

Profit/(Loss) before taxes

Financial income was positive for EUR 32.5 million compared to EUR 13.4 million in the first half of 2020 as a result of higher financial income (including a EUR 20.7 million gain following the Group’s purchase of an additional 5% of Thom Browne in June 2021) and income from fixed-income securities. Financial expenses were EUR 16.7 million down from EUR 24.1 million in the first half of 2020. Profit before taxes in the first half of 2021 was positive for EUR 64.5 million, compared to EUR 82.1 million negative in the first half of 2020.

Profit/(Loss) for the period

After EUR 32.3 million income taxes, the profit for the period was positive for EUR 32.2 million, which compares to a EUR 87.8 million loss for the period in the first half of 2020. Profit/Loss for the period attributable to Shareholders of the Parent Company was EUR 28.2 million which compares to a EUR 86.7 million loss for the period in the first half of 2020.

SEGMENT INFORMATION

REVENUES

The following table shows a breakdown of revenues by segment for the periods indicated:

(Euro thousands)	For the six months ended June 30, 2021				For the six months ended June 30, 2020
	Zegna	Thom Browne	Intercompany eliminations	Group Consolidated	Zegna	Thom Browne	Intercompany eliminations	Group Consolidated
Revenues with third parties	461,122	142,218	—	603,340	339,400	62,986	—	402,386
Inter-segment revenues	4,777	335	(5,112)	—	2,924	212	(3,136)	—

Revenues	465,899	142,553	(5,112)	603,340	342,324	63,198	(3,136)	402,386

Zegna Segment

Revenues in the Zegna Segment amounted to EUR 465.9 million, up 36.1% year over year, despite traffic being still below pre COVID level. The Zegna Segment sales were led by the DTC channel of the Zegna branded products (mainly in the United Arab Emirates, the United States and Greater China markets), compared to 2020 which was severely impacted by temporary store closures related to COVID-19 restrictions. The wholesale channel also experienced an increase in revenues in all major geographical regions.

Thom Browne Segment

Revenues generated by the Thom Browne Segment amounted to EUR 142.6 million, up 125.6% year over year, with the first half of 2020 affected by lockdowns. In addition to posting a sound organic growth, Thom Browne continued to expand its retail footprint by opening seven new directly operated stores (of which six are in the APAC region and one in EMEA) in the first half of 2021, in addition to ten new store openings in calendar year 2020. The wholesale channel experienced a robust growth driven by EMEA and to a lesser extent APAC and North America, including the benefit of a partial shift of the Spring Summer 2021 Pre-Collection deliveries from the fourth quarter of 2020 to the first quarter of 2021.

ADJUSTED EBIT

The following table shows a breakdown of Adjusted EBIT by segment for the periods indicated. Adjusted EBIT is a non-IFRS measure. For additional information regarding Adjusted EBIT, see “Non-IFRS Financial Measures” on page 4.

(Euro thousands)	For the six months ended June 30, 2021			For the six months ended June 30, 2020
	Zegna	Thom Browne	Group Consolidated	Zegna	Thom Browne	Group Consolidated
Adjusted EBIT	38,984	27,829	66,813	(52,730)	749	(51,981)
% of revenues	8.4%	19.5%	11.1%	(15.4%)	1.2%	(12.9%)

Zegna Segment

The Zegna Segment Adjusted EBIT amounted to EUR 39.0 million, representing a 8.4% percentage on the segment’s revenues. This compares with a loss of EUR 52.7 million recorded in the first half of 2020, which was affected by severe disruptions linked to the COVID-19 pandemic. The normalization in the business with a return to sales growth in the first semester is the main driver of the improvement, despite higher purchases, restored marketing expenses, higher variable lease payments, normalized personnel charges as well as lower rent relief compared to the same period of last year.

Thom Browne Segment

The Thom Browne Segment Adjusted EBIT also returned to normal with a EUR 27.8 million or 19.5% of the segment’s revenues, compared to 1H 2020, when the division generated only a small profit. Profit expansion was achieved despite the costs associated with the expansion of the DTC network and the HQ structure and marketing expenses rise.

***

BUSINESS OUTLOOK

The months of July, August and September have continued to show a solid growth in revenues relative to the same period of 2020. The worldwide performance of the Group is therefore close to pre-COVID-19 levels at the end of September.

***

SUBSEQUENT EVENTS

On July 18, 2021, Zegna, Investindustrial Acquisition Corp. (“IIAC”) and EZ Cayman (a wholly owned subsidiary of Zegna) entered into a Business Combination Agreement contemplating several transactions in connection with which Zegna will become the ultimate parent company of IIAC.

***

IMPORTANT NOTES ON NON-IFRS FINANCIAL MEASURES

Non-IFRS Financial Measures

Zegna’s management monitors and evaluates operating and financial performance using several non-IFRS financial measures including adjusted earnings before interest and taxes (“Adjusted EBIT”) and Net Financial Indebtedness. Zegna’s management believes that these non-IFRS financial measures provide useful and relevant information regarding Zegna’s performance and improve their ability to assess financial performance and financial position. They also provide comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Adjusted EBIT

Adjusted EBIT is defined as profit or loss before income taxes, financial income, financial expenses, exchange gains/(losses), result from investments accounted for using the equity method and impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operational activities, including donations granted during COVID-19 pandemic, legal expenses related to certain lease agreements, impairment losses on property plant and equipment and right-of-use assets, severance expenses and indemnities, costs related to the Agnona disposal, impairment losses on held for sale assets and gains on disposal of property plant and equipment.

Zegna’s management uses Adjusted EBIT for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as it provides additional transparency to Zegna’s underlying operating performance. Zegna’s management believes this non-IFRS measure is useful because it excludes items that Zegna’s management does not believe are indicative of the Group’s underlying operating performance and allows it to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. Zegna’s management also believes that Adjusted EBIT is useful for analysts and investors to understand how management assesses the Group’s underlying operating performance on a consistent basis. Accordingly, management believes that Adjusted EBIT provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.

The following table sets forth a reconciliation of profit/(loss) for the period to Adjusted EBIT for the periods indicated.

	For the six months ended June 30,
(Euro thousands)	2021	2020
Profit/(Loss) for the period	32,234	(87,755)
Income taxes	32,284	5,650
Financial income	(32,531)	(13,388)
Financial expenses	16,685	24,105
Exchange losses/(gains)	2,728	3,190
Result from investments accounted for using the equity method	346	3,286
Impairments of investments accounted for using the equity method	—	3,681
Donations related to the COVID-19 pandemic (1)	—	4,457
Impairment of property, plant and equipment and right-of-use assets (2)	4,261	4,197
Severance indemnities and provision for severance expenses (3)	6,642	596
Agnona disposal (4)	4,164	—
Adjusted EBIT	66,813	(51,981)

(1)

In 2020, Zegna made donations of €4,482 thousand (of which €4,457 thousand was made during the six months ended June 30, 2020) to charitable organizations in Italy and abroad to support initiatives related to the COVID-19 pandemic. This amount is recorded within the line item “other operating costs” in the consolidated statement of profit and loss.

(2)

Primarily includes impairments of right-of-use assets for €3,893 thousand and €3,732 thousand for the six months ended June 30, 2021 and 2020, respectively and impairments of property, plant and equipment for €353 thousand and €445 thousand for the six months ended June 30, 2021 and 2020, respectively. In particular, the impairment of right-of-use assets and property, plant and equipment primarily relate to the impairment of leased and owned stores.

(3)

Zegna incurred costs for severance indemnities of €6,642 thousand and €596 thousand for the six months ended June 30, 2021 and 2020, respectively. These amounts are recorded within the line item “personnel costs” in the Interim Condensed Consolidated Financial Statements and in the Consolidated Statement of Profit and Loss.

(4)

Includes €4,020 thousand related to losses incurred by Agnona subsequent to the Group’s sale of a majority stake in Agnona in January 2021, for which the Group is required to compensate Agnona in accordance with the terms of the related sale agreement, as well as €144 thousand relating to the write down of the Group’s remaining 30% stake in Agnona at June 30, 2021.

Net Financial Indebtedness

Net Financial Indebtedness is defined as the sum of financial borrowings (current and non-current), derivative financial instruments and bonds and loans (recorded within other current and non-current financial liabilities in the consolidated statement of financial position), net of cash and cash equivalents, derivative financial instruments and other current financial assets.

Zegna’s management believes that Net Financial Indebtedness is useful to monitor the level of net liquidity and financial resources available to Zegna. Zegna’s management believes this non-IFRS measure aids management, analysts and investors to analyze Zegna’s financial position and financial resources available, and to compare Zegna’s financial position and financial resources available with those of other companies.

The following table sets forth the calculation of Net Financial Indebtedness as of the dates indicated:

	At June 30, 2021	At December 31, 2020
(Euro thousands)
Non-current borrowings	533,282	558,722
Current borrowings	182,242	106,029
Derivative financial instruments - Liabilities	9,372	13,192
Other non-current financial liabilities (bonds and other) (*)	7,666	8,065
Other current financial liabilities (other) (**)	1,676	—
Total borrowings, other financial liabilities and derivatives	734,238	686,008
Cash and cash equivalents	285,937	317,291
Derivative financial instruments - Assets	1,713	11,848
Other current financial assets	373,330	350,163
Total cash and cash equivalents, other current financial assets and derivatives	660,980	679,302
Net Financial Indebtedness	(73,258)	(6,706)

(*)

Includes only the bonds and other components of the “Other non-current financial liabilities” line item from Zegna’s consolidated statement of financial position. (**) Includes only the other component of the “Other current financial liabilities” line item from Zegna’s consolidated statement of financial position

Ermenegildo Zegna Holditalia S.p.A.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS

for the six months ended June 30, 2021 and 2020

(Unaudited)

	For the six months ended June 30,
(Euro thousands)	2021	2020
Revenues	603,340	402,386
Other income	5,367	5,177
Cost of raw materials and consumables	(161,298)	(104,030)
Purchased, outsourced and other costs	(138,019)	(117,622)
Personnel costs	(160,201)	(139,771)
Depreciation, amortization and impairment of assets	(78,605)	(89,043)
(Write downs)/Reversal of write downs and other provisions	(3,174)	1,812
Other operating costs	(15,664)	(20,140)

Operating Profit/(Loss)	51,746	(61,231)
Financial income	32,531	13,388
Financial expenses	(16,685)	(24,105)
Exchange losses	(2,728)	(3,190)
Result from investments accounted for using the equity method	(346)	(3,286)
Impairments of investments accounted for using the equity method	—	(3,681)

Profit/(Loss) before taxes	64,518	(82,105)
Income taxes	(32,284)	(5,650)

Profit/(Loss) for the period	32,234	(87,755)
Attributable to:
Shareholders of the Parent Company	28,157	(86,707)
Non-controlling interests	4,077	(1,048)
Basic earnings per share in Euro	6.98	(21.51)
Diluted earnings per share in Euro	6.95	(21.51)
Basic weighted average number of shares outstanding	4,031,611	4,030,986
Diluted weighted average number of shares outstanding	4,050,302	4,030,986

Ermenegildo Zegna Holditalia S.p.A.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended June 30, 2021 and 2020

(Unaudited)

	For the six months ended June 30,
(Euro thousands)	2021	2020
Profit/(Loss) for the period	32,234	(87,755)
Other comprehensive income/(loss)
Items that will be subsequently reclassified to the statement of profit and loss
Foreign currency exchange differences arising from the translation of foreign operations	15,163	(2,493)
Net gain/(loss) from cash flow hedges	(1,742)	741
Net gain/(loss) from financial instruments measured at fair value	310	—
Items that will not be subsequently reclassified to the statement of profit and loss
Net actuarial gain/(loss) from defined benefit plans	339	83

Total other comprehensive income/(loss)	14,070	(1,669)
Total comprehensive income/(loss) for the period	46,304	(89,424)
Attributable to:
Shareholders of the Parent Company	42,226	(88,348)
Non-controlling interests	4,078	(1,076)

Ermenegildo Zegna Holditalia S.p.A.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at June 30, 2021 and December 31, 2020

(Unaudited)

(Euro thousands)	At June 30, 2021	At December 31, 2020
Assets
Non-current assets
Intangible assets	400,303	387,847
Property plant and equipment	112,789	244,127
Right-of-use assets	317,579	351,646
Investments at equity method	20,084	21,360
Deferred tax assets	79,111	71,901
Investment property	—	49,754
Other non-current financial assets	42,427	49,263

Total non-current assets	972,293	1,175,898
Current assets
Inventories	335,141	321,471
Trade receivables	145,434	138,829
Derivative financial instruments	1,713	11,848
Tax receivables	8,409	15,611
Other current financial assets	373,330	350,163
Other current assets	74,674	66,718
Cash and cash equivalents	285,937	317,291

	1,224,638	1,221,931
Assets held for sale or distribution	271,573	17,225

Total current assets	1,496,211	1,239,156

Total assets	2,468,504	2,415,054
Liabilities and Equity
Share capital	4,300	4,300
Retained earnings	925,475	893,236
Other reserves	(270,384)	(295,772)

Equity attributable to shareholders of the Parent Company	659,391	601,764
Equity attributable to non-controlling interest	44,289	43,270

Total equity	703,680	645,034
Non-current liabilities
Non-current borrowings	533,282	558,722
Other non-current financial liabilities	168,215	220,968
Non-current lease liabilities	315,705	314,845
Non-current provisions for risks and charges	38,795	39,956
Employee benefits	24,315	29,347
Deferred tax liabilities	49,157	70,728

Total non-current liabilities	1,129,469	1,234,566
Current liabilities
Current borrowings	182,242	106,029
Other current financial liabilities	11,276	—
Current lease liabilities	62,672	92,842
Derivative financial instruments	9,372	13,192
Current provisions for risks and charges	8,707	8,325
Trade payables and customer advances	190,795	188,342
Tax liabilities	25,631	33,362
Other current liabilities	100,200	76,637

	590,895	518,729
Liabilities held for sale or distribution	44,460	16,725

Total current liabilities	635,355	535,454

Total equity and liabilities	2,468,504	2,415,054

Ermenegildo Zegna Holditalia S.p.A.

INTERIM CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended June 30, 2021 and 2020

(Unaudited)

	For the six months ended June 30,
(Euro thousands)	2021	2020
Operating activities
Profit/(Loss) for the period	32,234	(87,755)
Income taxes	32,284	5,650
Depreciation, amortization and impairment of assets	78,605	89,043
Financial income	(32,531)	(13,388)
Financial costs	16,685	24,105
Exchange losses	2,728	3,190
Write downs/(Reversals) of write downs and other provisions	3,174	(1,812)
Write downs of the provision for obsolete inventory	17,096	25,457
Result from investments accounted for using the equity method	346	3,286
Impairments of investments accounted for using the equity method	—	3,681
Losses arising from the sale of fixed assets	799	340
Other non-cash expenses/(income), net	2,357	(16,012)
Change in inventories	(36,108)	(47,756)
Change in trade receivables	(7,052)	49,403
Change in trade payables including customer advances	(1,583)	(57,734)
Change in other operating assets and liabilities	30,867	(12,230)
Interest paid	(8,293)	(11,828)
Income taxes paid	(40,737)	(20,034)

Net cash flows from/(used in) operating activities	90,871	(64,394)
Investing activities
Payments for property plant and equipment	(16,996)	(10,178)
Proceeds from disposals of property plant and equipment	2,792	1,125
Payments for intangible assets	(7,571)	(7,288)
Proceeds from disposals of non-current financial assets	—	41,522
Payments for purchases of non-current financial assets	(8,750)	—
Proceeds from disposals of current financial assets and derivative instruments	43,719	139,053
Payments for acquisitions of current financial assets and derivative instruments	(57,197)	(100,669)
Advances for investments	(42,259)	—
Business combinations, net of cash acquired	(3,024)	(1,710)

Net cash flows (used in)/from investing activities	(89,286)	61,855
Financing activities
Proceeds from borrowings	63,531	270,469
Repayments of borrowings	(13,124)	(208,124)
Payments of lease liabilities	(49,650)	(48,435)
Payments for acquisition of non-controlling interests	(30,653)	—
Sales of treasury shares	2,946	—
Acquisitions of treasury shares	(384)	—
Dividends paid to non-controlling interest	(548)	—

Net cash flows (used in)/from financing activities	(27,882)	13,910
Effects of exchange rate changes on cash and cash equivalents	2,763	(1,396)
Net (decrease)/increase in cash and cash equivalents	(23,534)	9,975
Cash and cash equivalents at the beginning of the period	317,291	210,626
Cash and cash equivalents at the end of the period included within assets held for sale	(7,820)	—
Cash and cash equivalents at the end of the period	285,937	220,601

***

The Interim Condensed Consolidated Financial Statements of Zegna as of and for the six months ended June 30, 2021, approved by the Board of Directors on October 12, 2021, will be included in an amendment to Zegna’s registration statement on Form F-4 (File No. 333-259139) to be filed with the Securities and Exchange Commission.

FOR ADDITIONAL INFORMATION

INVESTORS	MEDIA
Francesca Di Pasquantonio	Domenico Galluccio
Director of Investor Relations	Group Communication Director
T +39 02 42209 206	M +39 335 5387288
M +39 335 5837 669	domenico.galluccio@zegna.com
francesca.dipasquantonio@zegna.com

Brunswick Group
Brendan Riley / Lidia Fornasiero
+1 (917) 755-1454 / +39 335 6078082

About Ermenegildo Zegna Group

Rooted in the future, the Ermenegildo Zegna Group is a leading global luxury group, internationally recognized for the excellent quality and designs of its brands Zegna and Thom Browne and the noble fabrics and fibers by means of the in-house entirely Made in Italy Luxury Textile and Manufacturing Laboratory Platform. Founded as a fabric maker in 1910 by Ermenegildo Zegna in Trivero, Italy, the Group continues to be led by the third and fourth generations of the Zegna family, driven by the founder’s pioneering commitment to sustainability, responsibility towards the environment, the communities and the territory which finds its living path in Oasi Zegna, a 100 square kilometer natural park surrounding Lanificio Zegna. A vertically integrated supply chain, encompassing sheep farms, textile mills and factories, is at the heart of the Group’s dedication to quality, craftsmanship, and innovation. Engineer of the world’s finest wool fabrics and partner of choice for high-end international luxury brands, through the owned textile platform, Ermenegildo Zegna Group includes historic Italian companies that are among the highest quality suppliers in the luxury industry. Managed by Gildo Zegna as CEO, Zegna Group designs, creates and distributes luxury menswear and accessories under the Zegna brand and womenswear, menswear and accessories under the Thom Browne brand to over 500 stores, of which, as of 30 June 2021, 284 DOS (of which 239 Zegna and 45 Thom Browne), in 80 countries around the world, remaining committed to leveraging its rich heritage to build a better present and future.

***

Additional Information

In connection with the Business Combination, Zegna has filed amendment no. 1 to a registration statement on Form F-4 (File No. 333-259139) with the SEC that includes a prospectus with respect to Zegna’s securities to be issued in connection with the transactions contemplated by that certain Business Combination Agreement dated as of July 18, 2021, by and among IIAC, Zegna, and EZ Cayman, a Cayman Islands exempted company (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) and a proxy statement with respect to the shareholder meeting of IIAC to vote on the Business Combination. Shareholders of IIAC and other interested persons are urged to read the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents contain important information about IIAC, Zegna and the Business Combination. After the registration statement is declared effective, the definitive proxy statement/prospectus will be mailed to shareholders of IIAC for voting on the Business Combination. Shareholders of IIAC may also obtain a copy of the F-4, including the proxy statement/prospectus, and other documents to be filed with the SEC without charge, by directing a request to: Investindustrial Acquisition Corp., Suite 1, 3rd Floor, 11-12 St. James’s Square, London, United Kingdom SW1Y 4LB. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

IIAC and Zegna and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Business Combination described in this communication under the rules of the SEC. Information about the directors and executive officers of IIAC and their ownership is set forth in IIAC’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings on Form 10-Q and Form 4. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the IIAC shareholders in connection with the Business Combination is set forth in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Zegna and IIAC. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the Business Combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although each of Zegna and IIAC believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Zegna and IIAC caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the amended proxy statement/prospectus on Form F-4 relating to the Business Combination filed by Zegna with the SEC and other documents filed by Zegna and IIAC from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Zegna’s and IIAC’s control and are difficult to predict. Forward-looking statements in this communication include, but are not limited to, statements regarding the Business Combination, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the Business Combination. Neither Zegna nor IIAC can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the risk that the Business Combination may not be completed in a timely manner or at all, the ability to complete the Business Combination due to the failure to obtain approval from IIAC’s shareholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement or the termination of any PIPE investor’s subscription agreement, the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination, the ability to recognize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the Business Combination, the amount of redemption requests made by IIAC’s public shareholders, costs related to the Business Combination, the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination, general economic, political and business conditions, applicable taxes, inflation, interest rates and the regulatory environment, the risk that Zegna may not be able to maintain the recognition, integrity or reputation of its brands or is unable to anticipate trends and identify and respond to new and changing consumer preferences, Zegna’s failure to implement its strategy, any disruption in Zegna’s manufacturing and logistics facilities, fluctuations in the price or quality of, or disruptions in the availability of, raw materials used in Zegna’s products, Zegna’s inability to negotiate, maintain or renew its license agreements and strategic alliances, the outcome of any potential litigation, government or regulatory proceedings, changes in macro-economic conditions and tourist traffic and demand, Zegna’s ability to retain certain key personnel and craftsmen, any disruption in Zegna’s information technology, including as a result of cybercrimes, Zegna’s competitive position, risks related to Zegna’s management team’s limited experience in managing a public company, Zegna’s intellectual property position, including its ability to protect and maintain its intellectual property rights, fluctuations in foreign currency exchange rates that could result in currency transaction losses that negatively impact Zegna’s financial results and the anticipated transaction proceed uses and sources, the ability of the combined company to grow and manage growth profitably and retain its key employees, the inability to obtain or maintain the listing of the combined company’s securities on the New York Stock Exchange following the business combination, the impact of the global COVID-19 pandemic on any of the foregoing, and other risks and uncertainties, including those included under the heading “Risk Factors” in the amended registration statement on Form F-4 filed by Zegna with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of IIAC and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Zegna, IIAC, their respective directors, officers or employees or any other person that Zegna and IIAC will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna and IIAC as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna and IIAC may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Zegna or IIAC as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or a solicitation of an offer to buy any securities of IIAC or Zegna, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.